Norfolk Southern Corporation and Subsidiaries
Consolidated Statements of Income
(Unaudited)
($ millions except per share)

	Three Months Ended Dec. 31,	
	2006	**2005**
Railway operating revenues:		
Coal	$ 592	$ 524
General merchandise	1,234	1,214
Intermodal	493	519
Total railway operating revenues	**2,319**	**2,257**
Railway operating expenses:		
Compensation and benefits	655	636
Materials, services and rents	481	465
Conrail rents and services	33	32
Depreciation	187	192
Diesel fuel	229	226
Casualties and other claims	52	47
Other	68	65
Total railway operating expenses	**1,705**	**1,663**
Income from railway operations	614	594
Other income – net	40	31
Interest expense on debt	115	121
Income before income taxes	539	504
Provision for income taxes:		
Current	120	69
Deferred	34	73
Total income taxes	154	142
Net income	**$ 385**	**$ 362**
Earnings per share:		
Basic	$ 0.97	$ 0.89
Diluted	$ 0.95	$ 0.87
Average shares outstanding (000's):		
Basic	395,952	407,481
Diluted	404,320	416,953

See notes to consolidated financial statements.

Norfolk Southern Corporation and Subsidiaries
Consolidated Statements of Income
(Unaudited)
($ millions except per share)

		Years Ended Dec. 31,		
		2006		**2005**
Railway operating revenues:				
Coal	$	2,330	$	2,115
General merchandise		5,106		4,586
Intermodal		1,971		1,826
Total railway operating revenues		**9,407**		**8,527**
Railway operating expenses:				
Compensation and benefits (note 1)		2,637		2,493
Materials, services and rents		1,895		1,809
Conrail rents and services		126		129
Depreciation		738		774
Diesel fuel		977		727
Casualties and other claims (note 5)		220		224
Other		257		254
Total railway operating expenses		**6,850**		**6,410**
Income from railway operations		2,557		2,117
Other income – net		149		74
Interest expense on debt		476		494
Income before income taxes		2,230		1,697
Provision for income taxes:				
Current		757		336
Deferred (note 3)		(8)		80
Total income taxes		749		416
Net income (note 2)	$	**1,481**	$	**1,281**
Earnings per share:				
Basic	$	3.63	$	3.17
Diluted	$	3.57	$	3.11
Average shares outstanding (000's):				
Basic		405,988		404,170
Diluted		414,700		412,291

See notes to consolidated financial statements.

Norfolk Southern Corporation and Subsidiaries
Consolidated Balance Sheets
(Unaudited)
($ millions)

	As of Dec. 31,	
	2006	**2005**
Assets		
Current assets:		
Cash, cash equivalents and short-term investments	$ 918	$ 1,257
Accounts receivable – net (note 5)	992	931
Materials and supplies	151	132
Deferred income taxes	186	167
Other current assets	153	163
Total current assets	2,400	2,650
Investments	1,787	1,590
Properties less accumulated depreciation	21,068	20,705
Other assets (notes 4 and 5)	775	916
Total assets	**$ 26,030**	**$ 25,861**
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable (note 5)	$ 1,181	$ 1,163
Income and other taxes	205	231
Other current liabilities	216	213
Current maturities of long-term debt	491	314
Total current liabilities	2,093	1,921
Long-term debt	6,109	6,616
Other liabilities (notes 4 and 5)	1,767	1,415
Deferred income taxes	6,433	6,620
Total liabilities	**16,402**	**16,572**
Stockholders' equity:		
Common stock $1.00 per share par value	418	431
Additional paid-in capital	1,303	992
Unearned restricted stock	--	(17)
Accumulated other comprehensive loss (note 4)	(369)	(77)
Retained income	8,296	7,980
	9,648	9,309
Less treasury stock at cost, 20,780,638 and 20,833,125 shares, respectively	(20)	(20)
Total stockholders' equity	**9,628**	**9,289**
Total liabilities and stockholders' equity	**$ 26,030**	**$ 25,861**

See notes to consolidated financial statements.

Norfolk Southern Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)
($ millions)

	Years Ended Dec. 31, 2006	Years Ended Dec. 31, 2005
Cash flows from operating activities:		
Net income	$ 1,481	$ 1,281
Reconciliation of net income to net cash provided by operating activities:		
Depreciation	750	787
Deferred income taxes	(8)	80
Equity in earnings of Conrail	(25)	(37)
Gains on properties and investments	(54)	(51)
Changes in assets and liabilities affecting operations:		
Accounts receivable	(60)	(94)
Materials and supplies	(19)	(28)
Other current assets	(11)	20
Current liabilities other than debt	38	55
Other – net	114	92
Net cash provided by operating activities	2,206	2,105
Cash flows from investing activities:		
Property additions	(1,178)	(1,025)
Property sales and other transactions	119	110
Investments, including short-term	(1,804)	(1,822)
Investment sales and other transactions	2,179	910
Net cash used for investing activities	(684)	(1,827)
Cash flows from financing activities:		
Dividends	(278)	(194)
Common stock issued – net	297	194
Purchase and retirement of common stock (note 6)	(964)	--
Proceeds from borrowings	--	433
Debt repayments (note 7)	(339)	(889)
Net cash used for financing activities	(1,284)	(456)
Net increase (decrease) in cash and cash equivalents	238	(178)
Cash and cash equivalents:		
At beginning of year	289	467
At end of year	527	289
Short-term investments at end of year	391	968
Cash, cash equivalents and short-term investments at end of year	$ 918	$ 1,257
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest (net of amounts capitalized)	$ 473	$ 485
Income taxes (net of refunds)	$ 692	$ 271

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS:

1. REQUIRED ACCOUNTING CHANGE – SHARE-BASED PAYMENTS –
    Effective January 1, 2006, NS adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" [SFAS 123(R)]. This statement applies to awards granted, modified, repurchased or cancelled after the effective date as well as awards that are unvested at the effective date and includes, among other things, the requirement to expense the fair value of stock options. As a result of the implementation of SFAS 123(R), compensation and benefits expense for the year included $23 million for the accelerated recognition of awards granted to retirement eligible employees and $13 million for stock options granted to non-retirement eligible employees.

2. SETTLEMENTS OF COAL RATE CASES –
    In the second quarter of 2005, NS entered into settlement agreements with two utility customers that resolved their rail transportation rate cases before the Surface Transportation Board (STB). As a result of the settlements, NS recognized additional revenue related to the period in dispute, which net of associated expenses and income taxes increased second-quarter net income by $24 million, or 6 cents per diluted share.

3. REDUCTION OF DEFERRED TAXES –
    In the second quarter of 2005, Ohio enacted tax legislation that phases out its Corporate Franchise Tax, which was generally based on federal taxable income, and phases in a new gross receipts tax called the Commercial Activity Tax, which is based on current year sales and rentals. The elimination of the Corporate Franchise Tax resulted in a reduction of NS' deferred income tax liability in the second quarter, as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which increased net income by $96 million, or 23 cents per diluted share.

4. REQUIRED ACCOUNTING CHANGE – PENSION AND OTHER POSTRETIREMENT BENEFITS –
    As of Dec. 31, 2006, NS adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158). This statement requires an employer to recognize in its statement of financial position the overfunded or underfunded status of defined benefit pension and postretirement plans measured as the difference between the fair value of plan assets and the benefit obligation. As a result of adopting this standard, NS reduced its pension asset by $217 million and increased its pension and postretirement liabilities by $294 million in its Consolidated Balance Sheet, with a corresponding reduction to stockholders' equity of $314 million (net of tax) reflected as an increase to accumulated other comprehensive loss. The adoption of SFAS 158 had no impact on years prior to 2006 and had no effect on the calculation of expenses for pensions and postretirement benefits.

5. GRANITEVILLE DERAILMENT –
    In the first quarter of 2005, NS recorded a liability related to the Jan. 6, 2005, derailment in Graniteville, SC. The liability, which includes a current and long-term portion, represents NS' best estimate based on current facts and circumstances. The estimate includes amounts related to business property damage and other economic losses, personal injury and individual property damage claims as well as third-party response costs. NS' commercial insurance policies are expected to cover expenses related to this derailment above NS' self-insured retention, including its own response costs and legal fees. Accordingly, the Consolidated Balance Sheet reflects a current and long-term receivable for estimated recoveries from its insurance carriers.

    Results for 2005 include approximately $41 million of expenses related to this incident, which represents NS' retention under its insurance policies and other uninsured costs, and which reduced net income by approximately $24 million, or 6 cents per diluted share.

    While it is reasonable to expect that the liability for covered losses could differ from the amount recorded, such a change would be offset by a corresponding change in the insurance receivable. As a result, NS does not believe that it is reasonably likely that its net loss (the difference between the liability and future recoveries) will be materially different than the loss recorded in 2005. NS expects at this time that insurance coverage is adequate to cover potential claims and settlements above its self-insurance retention.

6. STOCK REPURCHASE PROGRAM –

In November 2005, NS' Board of Directors authorized the repurchase of up to 50 million shares of NS common stock through the end of 2015. In 2006, NS purchased and retired 21.8 million shares of common stock at a cost of $964 million under this program.

7. DEBT EXCHANGE –
In the second quarter of 2005, NS issued $717 million of new unsecured notes ($350 million at 5.64% due 2029 and $367 million at 5.59% due 2025) and paid $218 million of premium in exchange for $717 million of its previously issued unsecured notes ($350 million at 7.8% due 2027, $200 million at 7.25% due 2031, and $167 million at 9.0% due 2021). The $218 million cash premium payment is reflected as a reduction of debt in the Statement of Cash Flows and is being amortized as additional interest expense over the terms of the new debt.